02018622

AHS

VK 3-7-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2002 WASH, D.C. 354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40583

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southport Partners, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2425 Post Road
(No. and Street)

Southport	CT.	06490-1217
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dale E. McIvor (203) 255-1231
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dlugash & Kevelson
(Name — *if individual, state last, first, middle name*)

635 Madison Avenue	New York	New York	10022
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

ARS 3/14/2002

OATH OR AFFIRMATION

I, Dale E. McIvor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southport Partners, L.P., as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No Exceptions

Signature

Title

STEPHEN J. FOLEY Notary Public
My Commission Expires August 31, 2002

Notary Public sworn and subscribed 2/28/02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dlugash & Kevelson
CERTIFIED PUBLIC ACCOUNTANTS
635 MADISON AVENUE
12TH FLOOR
NEW YORK, NEW YORK 10022

ALAN J. DLUGASH, CPA
IRA Z. KEVELSON, CPA

PHONE (212) 755-0070
FAX (212) 755-0377

To The Partners of
Southport Partners, L.P.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Southport Partners, L.P. as of December 31, 2001 and the related statements of income, changes in partner's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southport Partners, L.P. as of December 31, 2001 in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages seven and eight is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dlugash + Kevelson

New York, NY
February 15, 2002

SOUTHPORT PARTNERS, L.P.

BALANCE SHEET

DECEMBER 31, 2001

ASSETS

Cash	$ 21,922
Accounts Receivable - Affiliates	6,900
TOTAL ASSETS	$ 28,822

LIABILITIES AND PARTNERS' CAPITAL

Accounts and accrued expenses payable	$ 0
Partners' Capital	28,822
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 28,822

See Accompanying Notes

SOUTHPORT PARTNERS, L.P.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. SIGNIFICANT ACCOUNTING POLICIES

The Company derives its revenues from advisory and other fees in connection with mergers and acquisitions and other financial services and from commissions on the private placement of securities.

2. THE COMPANY

The Company was formed in Connecticut on November 1, 1988. The Company provides investment banking services to corporations primarily related to merger and acquisition and related financial advice. The Company also provides services related to the private placement of securities with corporations, financial institutions, and other accredited investors. Registration as a broker-dealer under the Securities Exchange Act of 1934 was effective October 16, 1989. The Company is a limited partnership.

3. NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1 of the Securities & Exchange Act of 1934 which requires that the ratio of aggregated indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001 the Company's net capital and aggregate indebtedness, as defined, were $21,922 and $0 respectively. The net capital ratio was .0 or 0% compared to a maximum allowable percentage of 1,500%. Net capital exceeded requirements by $16,922.

4. ANNUAL REPORT

Pursuant to Rule 17a-5 of the Securities & Exchange Commission, the Statement of Financial Condition is available for examination at the Company's principal place of business, 2425 Post Road, Southport, Connecticut 06490, and at the regional office of the Commission located at 233 Broadway, Woolworth Building, New York, NY 10279.

Dlugash & Kevelson
CERTIFIED PUBLIC ACCOUNTANTS
635 MADISON AVENUE
12TH FLOOR
NEW YORK, NEW YORK 10022

ALAN J. DLUGASH, CPA
IRA Z. KEVELSON, CPA

PHONE (212) 755-0070
FAX (212) 755-0377

To The Partners of
Southport Partners, L.P.

We have examined the financial statements of Southport Partners, L.P. for the year ended December 31, 2001, and have issued our report thereon dated February 15, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Southport Partners, L.P. that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Southport Partners, L.P. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Dlugash + Kevelson

New York, NY
February 15, 2002